 GREENLIGHT CAPITAL RE, LTD
65 MARKET STREET, SUITE 1207, CAMANA BAY
P.O. BOX 31110, GRAND CAYMAN
CAYMAN ISLANDS

July 31, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Greenlight Capital Re, Ltd. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2018, which was filed with the U.S. Securities and Exchange Commission on July 31, 2018.

Very truly yours,

GREENLIGHT CAPITAL RE, LTD.

By:	/s/ TIM COURTIS
Tim Courtis Chief Financial Officer (principal financial and accounting officer)
July 31, 2018